I.	CODE OF ETHICS

(Section 204a and Rule 204A-1)

A.              Code of Conduct

The Firm has established this Code of Ethics (the “Code”) pursuant to Rule 204A-1 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and in accordance with Rule 17j-1 of the Investment Company Act of 1940. As an investment adviser, the Firm has an undivided duty of loyalty to act in the best interests of its clients, an obligation which includes the responsibility to make full and fair disclosure of all material facts, especially where the Firm’s interests may conflict with those of its clients. In carrying on its daily affairs, the Firm and all Firm Associated Persons (also known as “Supervised Persons”), shall act in a fair, lawful and ethical manner, in accordance with the rules and regulations imposed by the Firm’s governing regulatory authority (e.g., United States Securities and Exchange Commission, state bureau of securities, etc.).

All Firm personnel should review this Code, as well as the Firm’s internal policies and procedures, in an effort to be aware of their responsibilities pertaining to client service. To the extent that any term within the Firm’s Compliance Manual, or any other Firm policy, is inconsistent with any term contained within this Code, the Code shall control. Any violation of this Code or any other Firm policy and/or procedure shall be subject to the Firm’s disciplinary procedures, which may include termination of employment.

B.               Scope of the Code

The terms of this Code apply to all of the Firm’s supervised persons and sets forth the standard of conduct by which each individual should carry out his/her respective obligations. Specifically, this document presents the Firm’s fundamental standard of conduct and shall address issues pertaining to:

•                  Privacy of Client Non-Public Personal Information (See Section X of this Manual);

•                  Insider Trading;

•                  Personal Securities Transactions;

•                  Receipt of Gifts;

•                  Political Contributions.

As discussed in paragraph E below, the rules on the issue of reporting securities transactions pertain to the securities accounts in which any Firm Associated Person has any direct or indirect beneficial interest. Of particular concern (but not exclusive) are securities in which client assets may be invested, including stocks, options, futures and options on futures, but generally not those which are excluded from the definition of “reportable securities” (e.g. bankers’ acceptances, bank certificates of deposit, commercial paper, shares of unaffiliated registered open-end investment companies, etc.) (see definition section below).

C.              Standards of Business Conduct

All Firm personnel shall act in accordance with the requirements of the Advisers Act, which sets forth numerous policies and procedures pertaining to the Firm’s advisory business. The Firm, as a fiduciary, has an obligation to act consistent with the Advisers Act, but to also place the clients’ interests above those of the advisory firm. To that end, all supervised persons should avoid conflicts of interest that could compromise the advisory firm’s ability to act in the clients’ best interests. For example, the Firm has determined that supervised persons should not accept inappropriate cash or gifts from any client, service provider or other third party. Such an activity by an Associated Person, in addition to any proposed outside business activity (see Section XXVII), are subject to pre-approval by the Chief Compliance Officer.

In a similar vein, it shall be against Firm policy for any Firm representative to use the mails or any means or instrumentality of interstate commerce:

(i)	to employ any device, scheme, or artifice to defraud a client or prospective client;
(ii)	to engage in any transaction, practice, or course of business which defrauds or deceives a client or prospective client;
(iii)	to knowingly sell any security to or purchase any security from a client when acting as principal for his or her own account, or to knowingly effect a purchase or sale of a security for a client’s account when also acting as broker for the person on the other side of the transaction, without disclosing to the client in writing before the completion of the transaction the capacity in which the adviser is acting and obtaining the client’s consent to the transaction; and
(iv)	to engage in fraudulent, deceptive or manipulative practices.

The Firm is aware of concerns surrounding nonpublic information, specifically in the areas of client service and securities trading. The Firm’s standard of business conduct relative to client nonpublic personal information is consistent with the terms of Regulation S-P, in that it has established a Privacy Program that includes the delivery to all prospective and current clients a Privacy Notice detailing the framework within which client information is secured, as well as an internal Privacy Policy to be reviewed and executed by all Firm Associated Persons. The Privacy Policy and Notice create appropriate standards for the security of client personal information, and detail the framework within which client information is secured (see Section X for additional information on the Firm’s privacy initiatives).

As it relates to nonpublic information in the securities trading area, the Firm’s standard of business conduct focuses upon non-disclosure. No person associated with the Firm shall disclose “material nonpublic” (see definition below) information about a company or about the market for that company’s securities: (a) to any person except to the extent necessary to carry out the Firm’s legitimate business obligations, or (b) in circumstances in which the information is likely to be used for unlawful trading. No Firm employee who is in possession of material nonpublic information about a company, or about the market for that company’s securities, is permitted to purchase or sell those securities until the information becomes public and sufficient time has passed such that the market would have already reacted.

Finally, it is, and always has been, the policy of the Firm that it and each such supervised person comply with the aforementioned standards and to recognize that the Firm has a fiduciary obligation towards its clients. Supervised persons should be fully aware of the high value the Firm has placed and continues to place on the adherence by all supervised persons to ethical conduct at all times, and all supervised persons are urged to comply not only with the letter of their respective fiduciary duties, but also to the ideals of the Firm. In addition, all supervised persons are required to comply with those federal securities laws which apply to the business of the Firm, and your execution of the Annual Acknowledgment of the Policies and Procedures, if you are a supervised person, constitutes your agreement that you have complied, and will continue to comply, with such applicable laws. For purposes of this paragraph, “federal securities laws” means the Securities Act of 1933 (15 U.S.C. 77a-aa), the Securities Exchange Act of 1934 (15 U.S.C. 78a — mm), the Sarbanes-Oxley Act of 2002 (Pub. L. 107-204, 116 Stat. 745 (2002)), the Investment Company Act of 1940 (15 U.S.C. 80a), the Investment Advisers Act of 1940 (15 U.S.C. 80b), Title V of the Gramm-Leach-Bliley Act (Pub. L. No. 106-102, 113 Stat. 1338 (1999)), any rules adopted by the Commission under any of these statutes, the Bank Secrecy Act (31 U.S.C. 5311 — 5314; 5316 — 5332) as it applies to funds and investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.

D.              Insider Trading

The securities laws prohibit trading by a person while in the possession of material nonpublic information about a company or about the market for that company’s securities. The securities laws also prohibit a person who is in possession of material nonpublic information from communicating any such information to others.

Section 204A of the Act requires that investment advisers maintain and enforce written policies reasonably designed to prevent the misuse of material nonpublic information by the investment adviser or any person associated with the investment adviser.

Insider trading violations are likely to result in harsh consequences for the individuals involved, including exposure to investigations by the SEC, criminal and civil prosecution, disgorgement of any profits realized or losses avoided through use of the nonpublic information, civil penalties of up to $1 million or three times such profits or losses, whichever is greater, exposure to additional liability in private actions, and incarceration.

Trading on Material Nonpublic Information

No employee of the investment adviser who is in possession of material nonpublic information about a company, or about the market for that company’s securities, is permitted to purchase or sell those securities until the information becomes public and the market has had time to react to it. Should you have any doubt regarding the propriety of a proposed securities transaction, you should seek advice from the Chief Compliance Officer, who has been designated by the Firm to handle such matters.

Disclosure of Material Nonpublic Information

No person associated with the Firm shall disclose material nonpublic information about a company or about the market for such that company’s securities: (a) to any person except to the extent necessary to carry out the legitimate business obligations of the investment adviser, or (b) in circumstances in which the information is likely to be used for unlawful trading.

Questions about the Firm’s Insider Trading Policy

While compliance with the law and with a Firm’s policies and procedures described above is each individual’s responsibility, interpretive questions may arise, such as whether certain information is material or nonpublic, or whether trading restrictions should be applicable in a given situation. Any questions should immediately be addressed with the Chief Compliance Officer who has been designated by the Firm to respond to such questions.

Violations

Violations of the Firm’s policies and procedures relative to prohibitions against insider trading will be regarded with the utmost seriousness and are subject to a range of sanctions including grounds for immediate dismissal.

A copy of Rule 204A is enclosed at Exhibit “C”.

E.               Personal Securities Transactions

All Access Persons (see Definitions section below) must submit for the Firm’s review, an Initial Acknowledgement of this policy (see Exhibit “O”) and a report of his/her personal securities transactions and securities holdings periodically, as provided and further explained herein. One purpose of the Rule is to provide the Firm with information on “scalping” (i.e., a practice whereby the owner of shares (e.g., an Access Person) of a security recommends that security for investment and then immediately sells it at a profit upon the rise in the market price which follows the recommendation), as well as potentially abusive “soft dollar” or brokerage practices. In addition, this requirement can help detect insider trading, “front-running” (i.e., personal trades executed prior to those of the Firm’s clients) and other potentially abusive practices.

Initial and Annual Holding Reports on Current Securities Holdings of Access Persons

Each Access Person of the Firm must provide the Chief Compliance Officer or his/her designee with electronic or hard copies of such Access Person’s brokerage statements on a monthly basis during the period the Access Person is employed by the Firm. The initial brokerage statement must be received by the Chief Compliance Officer or his/her designee within 10 days after the person becomes an Access Person and, must be current as of a date no more than 45 days prior to the date the person becomes an Access Person. For purposes of clarification, the brokerage statements must include end of period (i.e. month) holdings as well as transaction activity (i.e. purchase, sale, name of security, etc.) during such period. Any Access Person that has direct or indirect ownership of a reportable security not included on the brokerage statements that they provide will be required to provide a monthly report that includes the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, the principal amount, and the name of any broker, dealer or bank where the reportable security is held. To the extent the Firm is hired to advise or sub-advise a pooled investment vehicle including a ’40 Act mutual fund, such reports of the Access Persons will, if requested, also be sent to the appropriate compliance persons as designated by the sponsor of such vehicle or mutual fund.

Exceptions

The above holdings and transactions reporting requirements do not apply to transactions effected in any account over which a particular Access Person has no direct or indirect influence or control. In addition, the holdings and transactions reporting requirements do not apply to securities which are excluded from the definition of reportable security (see definition section below).

Investment Policy and Procedures

No Access Person of the Firm may effect for himself or herself or for his or her immediate family (i.e., spouse, minor children, and adults living in the same household as the officer, director, or employee, and trusts for which the employee serves as a trustee or in which the employee has a beneficial interest) (collectively “Covered Persons”) any transactions in a security which is being actively purchased or sold, or is being considered for purchase or sale, on behalf of any Firm clients, unless in accordance with the following Firm Procedures. Please refer to Exhibit “CC” the Firm’s Evaluation Process, Allocation and Conflicts policy, and Exhibit “DD” Evaluation Process, Allocation and Conflicts Policy – Recordkeeping and Review.

1.	Firm Procedures

In order to implement the Firm’s Investment Policy, the following procedures have been put into place with respect to the Firm and it’s Covered Persons:

a.	If the Firm is purchasing or considering for purchase any exchange listed security on behalf of the Firm’s client, no Covered Person may transact in that security prior to the client purchase having been completed by the Firm, or until a decision has been made not to purchase the security on behalf of the client; and
b.	If the investment adviser is selling or considering the sale of any exchange listed security on behalf of a Firm client, no Covered Person may transact in that security prior to the sale on behalf of the client having been completed by the Firm, or until a decision has been made not to sell the security on behalf of the client.
2.	Exceptions
a.	This Investment Policy has been established recognizing that some securities being considered for purchase and sale on behalf of the Firm’s clients trade in sufficiently broad markets to permit transactions to be completed without any appreciable impact on the markets of the securities. Under certain circumstances, exceptions may be made to the policies stated above per the authorization of the Chief Compliance Officer, who has been designated by the Firm to address any prospective exceptions.(See Pre-Clearance Form included at Exhibit “O”); and
b.	Open-end mutual funds and/or the investment subdivisions which may comprise a variable insurance product are purchased or redeemed at a fixed net asset value price per share specific to the date of purchase or redemption. As such, transactions in open-end mutual funds and/or variable insurance products by Covered Persons are not likely to have an impact on the prices of the fund shares in which clients invest, and are therefore not prohibited by the Firm’s Investment Policy.

Restricted Securities (to the extent applicable)

Certain of the Firm’s clients may be publicly traded companies (and/or senior executive officers and/or management of publicly traded companies), a current list of which publicly traded companies (to the extent applicable) shall be annexed hereto and made a part hereof as Schedule “A” (the “Restricted Securities”). In addition, Schedule “A” may also include the securities of public companies which the Firm is currently recommending or considering recommending to its clients. All securities listed on Schedule “A” shall be designated as the Restricted Securities. The purchase and/or sale of any of the Restricted Securities is prohibited unless expressly approved in advance by the Chief Compliance Officer (See Pre-Clearance Form included at Exhibit “O”). To the extent necessary, Schedule “A” shall be updated and/or amended quarterly.

Pre-approval Required for IPO’s and Limited Offerings

The acquisition of a beneficial ownership (see definition section below) interest in any security in an initial public offering (as defined in Rule 204A-1(e)(6)) or in a limited offering (as defined in Rule 204A-1(e)(7)) by an Access Person is prohibited unless expressly approved in advance by the Chief Compliance Officer, provided, however that at any time that the Firm has only one Access Person, he or she shall not be required to obtain pre-approval for an initial public offering or limited offering. The Firm shall maintain a record of any decision, and the reasons supporting the decision, approving the acquisition of such securities by Access Persons for at least five years after the end of the fiscal year in which the approval is granted.

Retention of Certain Records

A record of each securities holdings report and transaction report, including any duplicate broker trade confirmation or account statements provided by an Access Person (or his/her broker/dealer or custodian) in lieu of a securities transactions report, shall be maintained by the Firm for the time period required by the Act. In addition, a record of the names of persons who are currently, or within the past five years were, Access Persons of the Firm shall be maintained.

F.               Definitions

“Access Persons” [either] means:

(i)	any of the Firm’s supervised persons (as defined below) who: (A) has access to nonpublic information regarding any Firm clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund (as defined under Rule 204A-1(e)(9)), or (B) is involved in making securities recommendations to Firm clients, or who has access to such recommendations that are nonpublic; or

(ii)	[Since providing investment advice is the Firm’s primary business, all of the Firm’s directors, officers, members and/or partners.]

“Beneficial ownership” means an Access Person having or sharing a direct or indirect pecuniary interest (i.e., the opportunity, directly or indirectly, to profit or share in any profit) in the reportable securities (or initial public offering or limited offering, as the case may be), directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise.

“Material” information means any information about a company, or the market for its securities, that, if disclosed, is likely to affect the market price of the company’s securities or to be considered important by the reasonable investor in deciding whether to purchase or sell those securities. Examples of information about a company which should be presumed to be “material” include, but are not limited to, matters such as (a) dividend increases or decreases, (b) earnings estimates, (c) changes in previously released earnings estimates, (d) significant new products or discoveries, (e) developments regarding major litigation by or against the company, (f) liquidity or solvency problems, (g) significant merger or acquisition proposals, or (h) similar major events which would be viewed as having materially altered the information available to the public regarding the Firm or the market for any of its securities. The foregoing is not intended to be an exhaustive list.

“Nonpublic” information means information that has not been publicly disclosed. Information about a company is considered to be nonpublic information if it is received under circumstances which indicate that it is not yet in general circulation.

“Reportable security” means any security defined in Section 202(a)(18) of the Act (generally, all securities of every kind and nature), except that it does not include:

(i)	Direct obligations of the Government of the United States;
(ii)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;
(iii)	Shares issued by money market funds;
(iv)	Shares issued by open-end funds other than reportable funds (as defined in Rule 204A-1(e)(9)); and
(v)	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds (as defined in Rule 204A-1(e)(9)). This exception is aimed at variable insurance contracts that are funded by insurance company separate accounts organized as unit investment trusts. (Note: although not specifically excluded from the definition of reportable security, it is presumed the variable insurance products are included within this exception).

“Supervised person” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of the Firm, or other person who provides investment advice on behalf of the Firm and is subject to the supervision and control of the Firm.

G.              Administration and Enforcement of Code:

The Chief Compliance Officer shall be responsible for administering and enforcing this Code, a necessary part of which is supervising employees through the implementation process. Should any Associated Person have any questions regarding the applicability of this Code, (s) he should address those questions with the Chief Compliance Officer. Pursuant to Section 203(e)(6) of the Act, the Firm and Chief Compliance Officer shall not be deemed to have failed to supervise any person if –

•	there have been established procedures, and a system for applying such procedures, which would reasonably be expected to prevent and detect, insofar as practicable, any such violation by such other person, and
•	the Chief Compliance Officer has reasonably discharged the duties and obligations incumbent upon that position by reason of such procedures and system without reasonable cause to believe that such procedures and system were not being complied with.

While compliance with the law and with a Firm’s policies and procedures described above is each individual’s responsibility, interpretive questions may arise, such as whether certain information is material or nonpublic, or whether trading restrictions should be applicable in a given situation. All violations of this Code should be reported to the Chief Compliance Officer. Violations of the Firm’s policies and procedures relative to the above code will be regarded with the utmost seriousness and are subject to a range of sanctions including grounds for immediate dismissal. Any questions should immediately be addressed with the Chief Compliance Officer who has been designated by the Firm to respond to such questions.

H.              Recordkeeping

In addition to the above, the Code of Ethics currently in effect, or that at any time in the past five years was in effect, must be maintained by the Firm. Additionally, a copy of the executed Annual Acknowledgment of the Policies and Procedures (an unexecuted copy of which is located on the last page of this document) of each person who is currently, or within the past five years was, a supervised person must be maintained by the Firm. Furthermore, the Firm is required to maintain a record of any violation of the Code of Ethics (but this does not include any initial reports by employees that informed the Firm of a violation of Firm policies, procedures and/or Code of Ethics), and of any action taken as a result of the violation.

In addition, the Firm shall maintain the following books and records:

•	Ongoing list of Access Persons.
•	Access Person Acknowledgement Form memorializing receipt of this Code of Ethics.
•	Holdings Reports as discussed above.
•	Quarterly Transaction Reports as discussed above.
•	Record of any Chief Compliance Officer decision to approve an Access Persons’ personal security transaction and the underlying rationale supporting that decision.

•	Records of Code of Ethics violations and any resulting remedial action, not including any “whistleblower” reports made by supervised persons.

I.                Gifts and Entertainment

Receipt of Gifts: It is the policy of the Firm to achieve a balance relative to the receipt/acceptance of gifts from clients or vendors with the avoidance of conflicts of interest or appearances of impropriety. As such, receipt of a holiday gift or expression of thanks from a client for a job well done is not prohibited, provided that the gift is not cash or a cash equivalent, which are prohibited by the Firm. However, all non-cash gifts from vendors, the estimated value of which clearly exceeds $200, should be reported to the Chief Compliance Officer. The above policy recognizes that the dollar value of attendance at certain functions (dinner, golf outing, sporting event) will exceed $200, and is not intended to be prohibited by this policy. However, attendance at such vendor sponsored events should be reported to the Chief Compliance Officer so that a determination can be made that it (they) is (are) neither excessive nor create(s) the potential for a conflict of interest. The Firm’s Chief Compliance Officer may determine to maintain a Gifts Log (See Exhibit “P”)

Gifts to Clients: Although the Firm does not prohibit gifts to clients, including a gesture of appreciation for referring a prospective new client, all Firm personnel must be mindful that such gifts should not be of a magnitude and/or frequency to potentially raise issues that the gift(s) rise to a level that the client is receiving non-cash compensation for acting as a solicitor.  Solicitor arrangements are governed on both a SEC and state level.  (See Solicitor discussion at Section XXI herein.)

J.                Political Contributions

It is the policy of the Firm to avoid conflicts of interest or appearances of impropriety in connection with the provision of advisory services for compensation to any government client and to identify risk exposures for the Firm and its clients. (See discussion at Section XXIX herein.)

A copy of the required Firm Holdings Report, Acknowledgements, Account Status Verification and Pre-Clearance forms, and Schedule “A” (to the extent applicable) are enclosed at Exhibit “O”. The CCO shall forward any revisions and/or additions to the Code of Ethics to all employees upon the adoption thereof. A copy of Rule 204A-1 is enclosed at Exhibit “C”.

PLEASE NOTE: All Code of Ethics violations must be immediately reported to the CCO.

16th Amendment evaluation process, allocation and conflicts policy

Background on the Municipal Market and Municipal CUSIPs

The municipal bond market is roughly $3.7 trillion in size. When a municipal issuer (i.e. the State of New York) issues a bond, it is often comprised of “serial” bonds and “term” bonds. “Serial” bonds refer to the shorter bonds (typically with smaller par amounts) maturing annually while “term” bonds refer to the few longest bonds (typically in larger par amounts with maturities separated by a few years) which often have sinking funds. It is quite common for a given municipal bond “issue” to have dozens of distinct securities. These distinct securities comprising a single municipal bond issue are unique from one another by virtue of a number of underlying structural features. These structural features can include, but are not limited to, coupon, yield, maturity, call features, if any, etc. As a means to distinguish between and among the different securities, each one is given a unique alphanumeric identifier called a CUSIP. Current estimates are that there are more than 1.5 million municipal CUSIPs. When 16th Amendment (sometimes referred to herein as the “firm”) transacts in the municipal market, it does so on a CUSIP, or security, level.

16th Amendment Investment Strategies and Order Process

16th Amendment’s investment business is comprised of third party or client “Client” strategies as well as “internal” or proprietary strategies (“PROP”). The available Client investment strategies currently include three separately managed accounts (“SMA”) strategies referred to as Long Relative Value (LRV), Long Performance (LP), Intermediate Income (II), and mutual funds registered under the Investment Company Act of 1940 (Funds). For portfolio management purposes we consider the strategy as a whole. In other words, all of the underlying investors or accounts in LRV, LP, II, or Funds make up the LRV, LP, II, or Funds “strategy.” Included among the firm’s Clients is the Municipal Bond Portfolio (the “Fund”) of the Saratoga Advantage Trust, a mutual fund company registered in accordance with the provisions of the Investment Company Act of 1940 and the rules thereunder, and may from time to time include other registered investment companies as well. The PROP trading strategy is exclusively 16th Amendment partner and family capital. In other words, there is no Client money in these accounts. PROP is comprised of individual separately managed accounts which are owned by the members of 16th Amendment Advisors LLC or members of their family as well as a pooled investment vehicle called Vicksburg Municipal Trading Fund LP (“Vicksburg”). With respect to PROP, the portfolio managers have discretion to allocate PROP trades as they see fit among the PROP accounts.

The decision to place an order to buy or sell a security is “strategy” specific (i.e. LRV or PROP) and reflects the underlying investment philosophy and objective of such strategy and the current portfolio structure or positioning as deemed appropriate by the portfolio managers at such time. In the context of buying or selling municipal securities (i.e. CUSIPS), 16th Amendment places orders with broker dealers for new issue securities or negotiates with broker dealers on secondary market transactions. Orders reflect the cumulative orders to buy or sell a CUSIP by all of the strategies managed by 16th Amendment at a given time on a given day. We may place different orders throughout the trading day. The investment strategies may reflect a single investor or several investors, as the case may be. Bonds received as result of the orders are allocated (see below) pro-rata based on the orders.

In deciding whether a specific account or strategy is interested in purchasing or selling a security, 16th Amendment goes through an Evaluation Process described below.

Evaluation Process for Purchase and Sale for Client Accounts

Our evaluation process for determining purchases and sales in Client accounts is as follows:

  Determine Need for Purchases and Sales of Client Accounts
  Determine if the security meets strategy guidelines for purchase
  Determine if the security being offered is attractively priced
  Determine if there is the cash available to purchase the security
  Attempt to purchase or sell the securities, following the allocation policy

The procedures relating to record keeping and review of these methods and processes can be found in Appendix DD.

1.	Determine Need for Purchases and Sales for Client Accounts

Criteria for the purchase or sale of a security by Client accounts includes, but are not limited to, the investment objective, credit considerations, concentration limits, state or sector, decisions to be longer or shorter on the yield curve, duration targets, call structures, coupon structure, tax effects, diversification, and, in certain cases, the availability of leverage. The portfolio managers consider the role a prospective bond plays in the portfolio and its expected holding period.

Our first step in the process for determining the need for purchases and sales in Client accounts is to compare the “profile” of the “holdings” in Client accounts with the “targets” for holdings. The “targets” are set by the portfolio managers according to their discretion and these “targets” can be changed at any time. Typically the “targets” used by the portfolio managers are based on maturity baskets, average maturities for the portfolio and yield curve structures. For example, at a given time, the target for short bonds could be 50%, the target for long bonds, 45%, and the target for cash 5%. The average maturity target could be 10 years, and the structure could be a barbell, with few intermediate bonds. Based on the comparison of the holdings with the targets, a purchase or sell list might be created. It may be the case that the current profile of the portfolio is within the target range and there is no need to purchase or sell securities.

The decision to sell a security in a Client strategy is usually based on whether such security no longer plays a role in the desired structuring of the portfolio due to a shift in portfolio structure, credit considerations, liquidity, or various other reasons. Credit or other concerns could cause a bond to be put on the sell list. Activity at an account level within a strategy may play a role in determining whether bonds are put on the sell list. For example, an account holder may wish to liquidate a portion of their portfolio and 16th Amendment will identify certain securities to sell based on this specific request. When bonds are identified for sale, they will be offered, but not necessarily sold unless a price acceptable to the portfolio managers is achieved. If a bond offered on a sell list does not generate acceptable bids based on the expectation of the portfolio managers with a certain time, 16th Amendment may remove such bond from the sell list and replace with other bonds in order to achieve the desired portfolio structuring.

A purchase or buy list can also be created by this process emphasizing a certain target (i.e. short maturity bonds). It is important to note that due to clearing constraints, the buy list may be smaller than the desired buy list if there is not enough cash available (see below) until items from the sell list are sold. As bonds on the sell list are sold, the buy list could be increased to its desired size.

If the Client account holdings are close to the targets, these accounts, and by extension the strategies, may not be buyers or sellers for some time until targets change or until there is a credit or other reason to replace a bond. In this situation, the accounts and strategies will be largely inactive with regard to daily trading activity, and the PROP accounts would be free to purchase or sell securities without the participation of the Client strategies.

2.	Determine if the Security Meets Guidelines for Purchase

In the event the Client strategies need to purchase a security based on step one, the portfolio managers need to consider the relevant guidelines for such strategy. In other words, which “offered” securities meet the guidelines. Guidelines typically involve limitations on sectors, credit rating, maturity, and taxation, among others (see Appendix I for a sample guidelines). These are minimum guidelines which can be changed by the portfolio manager at any time. In addition, other criteria could be used based on the portfolio manager’s discretion. The guidelines determined by the portfolio managers for the Client strategies will always fall within guidelines and limitations agreed to in such Client’s investment advisory agreement.

If PROP is also interested in purchasing those same securities, Client accounts would have priority on placing primary market orders or on secondary transactions (see below).

Any municipal security that that does not meet the prevailing guidelines of the Client strategies would be passed on by them even if PROP were to view such security as potentially profitable for its trading strategy. By way of comparison, PROP has no structural or sector limitations and uses leverage so it is capable of purchasing almost anything. PROP also hedges most purchases, so the risk of the security would be different for PROP.

3.	Determine if the Security Being Offered or Bid is Attractively Priced

When evaluating eligible securities (i.e. that meet the criteria for step one and two) for purchase for Client accounts, the portfolio managers determine if a security, or CUSIP, is attractively priced and would merit consideration. There are billions of dollars’ worth of securities being offered each day, and it is in the discretion of the portfolio manager whether those potential securities are attractive and merit further consideration. There is no algorithm which determines if a CUISP or security is attractive but it is based on the judgement of the portfolio managers.

Similarly, the price at which the portfolio managers agree to sell a security will be based on their judgment. Although 16th Amendment may put out sell lists regularly for Client accounts, it is by no means a certainty 16th Amendment will receive a bid that the portfolio managers believe is adequate.

As discussed elsewhere in this document, there is no certainty that the desired price can be achieved when selling a security.

4.	Determine if there is the Cash Available to Purchase the Security

Prior to making an offer to purchase a security, it is essential to determine the amount of actual cash available in such strategy. We maintain target cash levels in our Client strategies for liquidity purposes. This cash is generally not available to be used to purchase new securities. The actual level of target cash may change depending on prevailing marketing conditions and the views of the portfolio managers. At times, we may be seeking to sell securities in Client strategies. Generally speaking, we will be doing this to reposition the portfolio based on the targets discussed above. With few exceptions, we will not purchase replacement bonds which settle prior to the cash settlement of the bonds being sold to ensure that Clients can “clear’ all purchased securities on their settlement dates. If we are maintaining a small cash target, we will generally not go into that cushion for purchases, even if we are offering securities to be sold, as there is no way to be certain how long a security will need to be offered before an acceptable price could be received on sale. Furthermore, if we elect to sell a security purchased in the primary market for certain Client strategies or accounts before the first settlement date of such CUSIP, the cash for the purchase must be reserved or the account could run the risk of receiving a good faith violation. For example, suppose an LRV account has $1.5 million cash and buys a security in the primary market for $500K which settles three weeks from trade date and sells that same security the following week for $500K for settlement on the same date that the original purchase settles. Despite the fact that the security has been purchased and sold, there is an impact on cash until the settlement date. We cannot use the $500K cash from the expected sale of this security to pay for its purchase, so cash from other sources must be available on settlement date to settle the purchase of this security. Only $1 million of cash is available for use to purchase other securities until the settlement date passes, and then the $1.5 million of cash would again be available. Because of this, sometimes cash in the account is not available for new purchases until a certain date in the future.

5.	Attempt to purchase or sell the securities, following the allocation policy

Once it is determined that an account or strategy is looking to purchase a security that meets the above criteria 16th Amendment would attempt to purchase such security recognizing that 16th Amendment can only purchase what is offered to it. In other words, there is no certainty you can purchase any given security. The combination of identifying acceptable securities which are also attractively priced could take some time. In addition, to sell a security at an attractive price could also take some time. Once a purchase or sale is made, we follow the allocation policy to allocate that transaction amongst the accounts.

Allocation Policy

When our collective strategies have placed orders to buy or sell distinct or non-overlapping CUSIPs, there is no need to allocate between the strategies. However, when and if the strategies place orders to buy the same CUSIP, a policy is needed to address this potential conflict. This policy addresses how such CUSIP should be allocated between the strategies in the case of a “buy” in both the primary and secondary markets. When a strategy elects to sell distinct or non-overlapping CUSIPs, there is also no need to allocate between the strategies. However, a policy is needed to address the “sale” of common CUSIPS held by the strategies at any given time.

Allocation of Purchases (i.e. same CUSIP) in the Primary Market

Bonds of a given CUSIP will be allocated among the 16th Amendment’s strategies pro-rata to the collective orders of the strategies for such CUSIP, provided the cumulative firm order does not exceed the total amount of such CUSIP being offered by the dealer. However, if the cumulative orders for a CUSIP exceed the amount being offered by the dealer, the Client orders will have priority over the PROP orders. All Client accounts will be treated the same (neither SMA accounts nor Funds will have priority over the other).

An example follows: Assume a dealer is offering $10 million of a certain CUSIP in the primary market, each of our strategies would be limited to an order of $10 million. However, assume further that PROP wants an order of $10 million, LP wants and order of $10 million, LRV wants an order of $5 million, II does not want that CUSIP, and the Funds want an order of $5 million. In this case, since Client orders exceed the total being offered, the PROP order will be excluded and the others will be cut back pro-rata to the amount being offered. In this case, the total of Client strategies’ orders is $20 million, which will be cut back to a $5.0 million order for LP, a $2.5 million order for LRV, and a $2.5 million order for Funds (50% to LP, 25% to LRV, and 25% to Funds). These percentages will be used to allocate the bonds received on the firm’s order of $10 million (the max order amount with the dealer). Another example follows: Assume a dealer is offering $10 million of a certain CUSIP in the primary market and PROP wants an order of $10 million and LRV wants an order of $3 million, with the other Client strategies not wanting to submit an order. In this case, the order for LRV would be $3 million and the order for PROP would be $7 million and the allocation of bonds received will be 30% to LRV and 70% to PROP based on the order percentages. If the $3 million order on a single CUSIP is all that the Client strategies want for this deal, PROP will not be restricted from placing orders on any other CUSIP (i.e. maturity) in that deal.

Allocation of Purchases (i.e. same CUSIP) in the Secondary Market

Secondary market purchases of the same CUSIP will follow the same procedures as the primary market. Note that this applies to purchases made of the same CUSIP that may be done at different times throughout the day or over a period of days, with each purchase being treated as “stand-alone” as the prices could be different at different times. For example, if Client accounts want $3 million of a CUSIP and PROP accounts want $10 million and the first purchase of this bond is $2 million, the Client accounts will receive the entire purchase of $2 million (allocated pro-rata amongst the Client accounts looking to purchase). If, for example, an additional purchase of $2 million happens later that day, $1 million of that purchase will go to Clients and the balance to PROP. As Clients have received what they want, any later purchase will go exclusively to PROP.

Allocation of Sales (i.e. same CUSIP)

Each strategy will make its own decision to sell or continue to hold an individual CUSIP independently based on the process discussed above. Strategies which want to hold the security for portfolio management reasons may thus pass on a sale citing portfolio management considerations.  This will often be the case with LP, LRV, II, and Funds which purchase securities for the role they play in their portfolios. Client strategies often have longer holding periods and more stringent guidelines related to bond structure, sector, or credit than PROP. As a general matter, LP, LRV, II, and Funds often hold bonds for the accrual of tax-exempt interest income, so they will settle and hold these bonds for a longer period than PROP.

When individual strategies decide to sell a CUSIP and the firm attempts to sell such CUSIP, the amount sold will be allocated pro-rata based on the amount each strategy desires to sell. For example, if LRV wants to sell $2 million of a CUSIP and PROP wants to sell $2 million of the same CUSIP, the sales will be allocated 50% to each until the $4 million is sold. Note that this applies to sales made of the same CUSIP that may be done at different times throughout the day or over a period of days with each sale being treated as “stand-alone” as the prices could be different at different times (each sale stands alone, the same as each secondary market purchase standing alone, as stated above). Sales within Client accounts will be allocated pro-rata amongst the Client accounts looking to sell.

Evaluation Process, Allocation And Conflicts Policy -- Recordkeeping and Review

For Client Strategies, 16th Amendment will retain documentation regarding the investment decision process, orders, and fills for later review and oversight to verify that policies and procedures were followed according to the 16th Amendment Evaluation Process Allocation and Conflicts Policy.

Client Strategies Investment Needs

The Client accounts’ investment needs will be recorded in emails, which will define those investment needs until either the portfolio managers change the portfolio structure, or another event occurs that alters the portfolio structure (i.e. a change in the Client strategy’s cash position). At such point a subsequent email will document the new needs of the Client accounts. Also, the reasons behind a decision to not purchase securities for Clients that meet the needs and prevailing guidelines of the Client strategies as shown in the Appendix of the 16th Amendment Evaluation Process Allocation and Conflicts Policy, but are nevertheless are viewed by the portfolio managers as not appropriate for Client accounts, will be documented if those securities are purchased for PROP accounts.

Retention of Records: All emails described in this section will be maintained in accordance with applicable regulations, including those under the Investment Advisers Act of 1940.

Orders and Allocations

Records of Orders: The firm will prepare and maintain a record of each order, by strategy, placed for the Client accounts and for the firm’s proprietary trading accounts.

Records of Allocations: The firm will prepare and maintain a record of all allocations, by strategy, for the Client accounts and for the firm’s proprietary trading accounts, for all executed transactions.

Retention of Records: The records described in this section will be maintained in accordance with applicable regulations, including those imposed under the Investment Advisers Act of 1940.

Supervisory Review of Orders and Allocations: 16th Amendment Advisors LLC will periodically review a representative sample, consisting of at least 10% of orders and allocations in which Client accounts are involved, to confirm that orders are being placed and allocations are being made in a manner consistent with this policy.

NOTE: The records described herein will be made available upon request to a duly appointed designee of the Fund’s Board of Directors for review and oversight purposes.